UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-42727

HOTEL101 GLOBAL HOLDINGS CORP.
(Name of Registrant)

20 Cecil Street #04-03
Plus Building
Singapore 049705
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Closing of the Business Combination and Nasdaq Listing

On June 30, 2025, Hotel101 Global Holdings Corp. (“HBNB”) and JVSPAC Acquisition Corp. (“JVSPAC”) issued a joint announcement for the closing of the business combination contemplated by the agreement and plan of merger, dated as of April 8, 2024 (and as amended on September 3, 2024), by and among HBNB, Hotel of Asia, Inc., DoubleDragon Corporation, DDPC Worldwide Pte. Ltd., Hotel101 Worldwide Private Limited, Hotel101 Global Pte. Ltd., HGHC 4 Pte. Ltd., HGHC 3 Corp. and JVSPAC, and the listing of HBNB’s ordinary shares on The Nasdaq Stock Market LLC.

*	The joint announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2025

HOTEL101 GLOBAL HOLDINGS CORP.

By:	/s/ Marriana Henares Yulo
Name:	Marriana Henares Yulo
Title:	Authorized Signatory

By:	/s/ Rodolfo Ma. Allena Ponferrada
Name:	Rodolfo Ma. Allena Ponferrada
Title:	Authorized Signatory

[Signature Page to Form 6-K]

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